Filed Pursuant to Rule 433
Registration No. 333-229844
January 8, 2020

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated January 8, 2020)

Issuer:	Georgia Power Company
Security:	Series 2019B 2.65% Senior Notes due September 15, 2029
Expected Ratings:*	Baa1 (Stable)/A- (Negative)/A- (Negative) (Moody's/Standard & Poor's/Fitch)
Principal Amount:	$300,000,000 (Reopening of $350,000,000 of Series 2019B 2.65% Senior Notes due September 15, 2029 issued on September 10, 2019)
Initial Public Offering Price:	98.516% plus accrued interest from September 10, 2019
Maturity Date:	September 15, 2029
Treasury Benchmark:	1.750% due November 15, 2029
Benchmark Treasury Yield:	1.876%
Spread to Treasury:	95 basis points
Re-offer Yield:	2.826%
Optional Redemption:
Make-Whole Call:	Prior to June 15, 2029 at T+20 basis points
Par Call:	On or after June 15, 2029 at 100%
Coupon:	2.65%
Interest Payment Dates:	March 15 and September 15 of each year, beginning March 15, 2020
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	373334 KL4/US373334KL43
Trade Date:	January 8, 2020
Expected Settlement Date:	January 10, 2020 (T+2)
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC MUFG Securities Americas Inc.
Co-Managers:
CIBC World Markets Corp.
Commerz Markets LLC
Fifth Third Securities, Inc.
TD Securities (USA) LLC
Academy Securities, Inc.
CastleOak Securities, L.P.
Penserra Securities LLC
R. Seelaus & Co., LLC
Siebert Williams Shank & Co., LLC

Concurrent Offerings:
$700,000,000 Series 2020A 2.10% Senior Notes due July 30, 2023 and $500,000,000 Series 2020B 3.70% Senior Notes due January 30, 2050, expected to be issued on January 10, 2020. The closing of the offering of the additional Series 2019B Senior Notes is not contingent on the closing of the concurrent offerings.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0727, Barclays Capital Inc. toll free at 1-888-603-5847, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Goldman Sachs & Co. LLC toll free at 1-866-471-2526, Mizuho Securities USA LLC toll free at 1-866-271-7403 or MUFG Securities Americas Inc. toll free at 1-877-649-6848.